Filed Pursuant to Rule 433

Dated November 21, 2013

Registration Statement No. 333-184221

Relating to

Preliminary Prospectus Supplement Dated November 21, 2013 to

Prospectus dated October 1, 2012

DDR Corp.

$300,000,000 3.500% Notes due 2021

Term sheet dated November 21, 2013

Issuer:	DDR Corp.

Security:	3.500% Notes due 2021

Size:	$300,000,000 aggregate principal amount

Maturity Date:	January 15, 2021

Interest Payment Dates:	January 15 and July 15, beginning July 15, 2014

Benchmark Treasury:	1.750% due October 31, 2020

Benchmark Treasury Yield and Price:	2.107%; 97-22+

Yield to Maturity:	3.607%

Spread to Benchmark Treasury:	T+150 basis points

Coupon (Interest Rate):	3.500% per year

Price to Public:	99.327% of principal amount, plus accrued interest, if any, from November 26, 2013

Trade Date:	November 21, 2013

Settlement Date:	T+3; November 26, 2013

Redemption Provision:	Make whole call based on U.S. Treasury plus 25 basis points (0.25%); provided, that if redeemed 60 days or fewer prior to the maturity date, redeemed at par

CUSIP/ISIN:	23317H AC6/US23317HAC60

Expected Ratings (Moody’s/S&P/Fitch):	Baa2/BBB-/BBB- (Stable / Stable / Stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
U.S. Bancorp Investments, Inc.
RBS Securities Inc.
Scotia Capital (USA) Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC
Capital One Securities, Inc.
PNC Capital Markets LLC

Co-Managers:	Regions Securities LLC
The Huntington Investment Company
Sandler O’Neill & Partners, L.P.
SMBC Nikko Securities America, Inc.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Wells Fargo Securities, LLC toll-free at 1-800-326-5897, U.S. Bancorp Investments, Inc. at 1-877-558-2607, RBS Securities Inc. toll-free at 1-866-884-2071 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

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